Van KAMPEN STRATEGIC SECTOR MUNICIPAL TRUST (VKS)

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 2,988 shares voted in his favor and 248 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 8, 849,004 shares voted in his favor and 155,191 shares withheld. With regards to the election of Hugo Sonnenschein as elected trustee by the common shareholders of the Trust 8,848,812 shares voted in his favor and 155,384 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Dennis J. McDonnell, David C. Arch, Rod Dammeyer, Wayne Whalen, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 8,813,979 shares voted in favor of the proposal, 51, 612 shares voted against and 141,592 shares abstained.